Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

January 25, 2011

VIA EDGAR
Ms. Mary Beth Breslin, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Elite Energies, Inc. Registration Statement on Form S-1 Amended December 23, 2010 File No. 333-168184

Dear Ms. Breslin:

We are in receipt of your comment letter dated January 12, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Market Opportunities, page 12

1.
We note your revisions in response to prior comment 7.  Please substantially expand the disclosure in the last sentence of the first paragraph to describe with specificity the strategic policies that you mention and how these policies have the effect of “creating tremendous new markets and opportunities.”

ANSWER:	We have revised the paragraph by taking out the sentence describing strategic policies.

Note 3. Quality Green Building Supplies, page F-10

2.
We note your response states that QGBS was a business as defined by Rule 11-01(d) of Regulation S-X.  We also reference the discussion in Note 3 that the business combination did have a material impact on ELITE’s consolidated financial statements.  Please explain how you concluded that separate financial statements of QGBS were not required in accordance with Rule 8-04 of Regulation S-X.  Please provide any computations supporting your conclusion.

ANSWER:
In response to the definition of business, we revisited ASC 805-10-55-4 and the following are reasons for our change in position:
a) Input – The shareholders of QGBS were also two of the founders of Elite, and therefore did not bring any new economic resource or intangible asset upon acquisition;
b) Process – At the time of acquisition, QGBS has no actual operations;
c) Output – There was no output at the time of acquisition since QGBS has no input (economic resource) or process (operations).

Based on above, the acquisition of QGBS falls under ASC 805-50-30-2 and 805-50-30-5.
Therefore, we do not consider Rule 8-04 of Regulation S-X is applicable.

3.	Please tell us why the pro forma information provided on page F-10 agrees with your consolidated statements of operations on page F-4.

ANSWER:	After the revision of Note 3, no pro forma information is presented as the equity investment of QGBS was not considered as a business combination.

Certain Relationships and Related Transactions, page 24

4.
We note your response to prior comment 14.  Please further revise your disclosure to indicate the maturity date of the notes issued on December 1, 2010.  Please also revise to describe the material terms of the notes payable to Chung Tung Lim and Spencer Luo.

ANSWER:	We revised the disclosure in response of the comments.

Exhibits, page 28

5.	It does not appear that the filed versions of exhibits 10.5 and 10.6 have been signed or dated. Please file the executed versions of those exhibits.

ANSWER:	We filed the executed versions of these two exhibits.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Elite Energies, Inc.

By: /s/ Spencer Luo
Spencer Luo
President and Chief Executive Officer